Exhibit 99.2

FORM OF PROXY SOLICITED BY THE MANAGEMENT OF SILVER WHEATON CORP.

FOR USE AT AN ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON

MAY 14, 2008

The undersigned shareholder(s) of SILVER WHEATON CORP. (the “Company”) hereby appoint(s) Peter Barnes, President and Chief Executive Officer of the Company, or in lieu of the foregoing, Michael Johnson, Vice President, Legal of the Company, or in lieu of the foregoing, _____________________, to attend and vote on behalf of the undersigned at the Annual and Special Meeting of Shareholders (the “Meeting”) of the Company to be held in Oceanview Suites 5 and 6 of the Pan Pacific Hotel, 300 – 999 Canada Place, Vancouver, British Columbia, on Wednesday, May 14, 2008  at 2:00 p.m. (Vancouver time) and at any adjournments thereof.

The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:

(a)

Election of directors:

		For	Withhold
1	Peter Barnes	⃞	⃞
2	Eduardo Luna	⃞	⃞
3	Lawrence I. Bell	⃞	⃞
4	John A. Brough	⃞	⃞
5	R. Peter Gillin	⃞	⃞
6	Douglas M. Holtby	⃞	⃞
7	Wade Nesmith	⃞	⃞

(b)

VOTED (    ) WITHHELD FROM VOTING (    ) in respect of the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors and authorizing the directors to fix their remuneration;

(c)

VOTED FOR (    ) AGAINST (    ) a resolution confirming a new general by-law for the Company, as more particulary described in the accompanying management information circular; and

(d)

VOTED on such other business as may properly come before the Meeting or any adjournment thereof;

hereby revoking any proxy previously given.

If any amendments or variations to matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment thereof or if any other matters properly come before the Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgement of the person voting the proxy at the Meeting or any adjournment thereof.

DATED this            day of                                , 2008.

_________________________________________

Signature of Shareholder

_________________________________________

Name of Shareholder (Please Print)

Quarterly Reports Request – Silver Wheaton Corp.’s Interim Financial Statements and related MD&A are available at www.silverwheaton.com, but if you want to receive (or continue to receive) Interim Financial Statements and related MD&A by mail, mark the box and return this form.  If you do not mark the box, or do not return this form, Interim Financial Statements and related MD&A will not be sent to you in 2008.

Annual Report Waiver - Mark this box if you do NOT want to receive the 2008 Annual Financial Statements and MD&A (the “Annual Report”) by mail.  If you do not mark this box, the Annual Report will continue to be sent to you.

PLEASE SEE NOTES ON REVERSE

Notes:

1.

This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2.

A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him and on his behalf at the Meeting or any adjournment thereof other than the persons designated in the enclosed form of proxy.  Such right may be exercised by striking out the names of the persons designated therein and by inserting in the blank space provided for that purpose the name of the desired person or by completing another form of proxy and, in either case, delivering the completed and executed proxy to the office of the Company’s transfer agent indicated below not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

3.

The shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for and, subject to section 114 of the Business Corporations Act (Ontario), where a choice is specified, the shares shall be voted accordingly and where no choice is specified, the shares shall be VOTED FOR the matters referred to in item (c).  Where no specification is made to vote or withhold from voting in respect of the election of directors or the appointment of auditors, the shares will be VOTED.

4.

Proxies to be used at the Meeting or any adjournment thereof must be received by the Company’s transfer agent indicated below not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

5.

Please date the proxy.  If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6.

This proxy ceases to be valid one year from its date.

7.

If your address as shown is incorrect, please give your correct address when returning this proxy.

Please return the form of proxy,

in the envelope provided for that purpose, to:

CIBC Mellon Trust Company

Attention:  Proxy Department

PO Box 721

Agincourt, Ontario  M5A 4K9

Fax No.:  (416) 368-2502